               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 3)<F1>

                    Mid-Iowa Financial Corp.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           59540A100
                         (CUSIP Number)
                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 27, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 10 Pages

CUSIP No. 59540A100
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             81,252*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             81,252*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  81,252*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           4.84%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                             Page 2 of 10 Pages

CUSIP No. 59540A100
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             81,252*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             81,252*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  81,252*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           4.84%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                             Page 3 of 10 Pages

          This is Amendment No. 3 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of Mid-Iowa Financial Corp., a Delaware Corporation ("Mid-Iowa"). This Amendment No. 3 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of Mid-Iowa, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)".

          Prior to this Amendment No. 3 to the Statement, Mr. and Mrs. Davis filed an Amendment No. 1 to the Statement on May 19, 1993 ("Amendment No. 1"), and an Amendment No. 2 to the Statement on August 8, 1995 ("Amendment No. 2"). Information contained in Amendments No. 2 and 3 to the Statement which comprise a part of this Statement are identified below.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of Mr. Davis' original Statement as filed with the Securities and Exchange Commission ("SEC") on February 1, 1993, and is restated herein as required pursuant to Rule 13d-2(c).

         "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of Mid-Iowa Financial Corp., a Delaware Corporation, ("Mid-Iowa") with its principal executive offices located at 123 West Second Street North, P.O. Box 687, Newton, Iowa 50208."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 pursuant to Amendment No. 1, and is restated herein as required pursuant to Rule 13d-2(c).

         "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

         (b)  Residence:  11 Baldwin Farms North, Greenwich,
    Connecticut 06831.

         (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.




                               Page 4 of 10 Pages

         (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
    (excluding traffic or similar misdemeanors).

         (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A. The information set forth in the following paragraph was disclosed in Item 3 of Mr. Davis' original
Statement, and is restated herein pursuant to Rule 13d-2(c).

         "Pursuant to a stock subscription for Common Stock of Mid-Iowa, the holding company of Mid-Iowa Savings Bank, FSB, Mr. Davis paid $122,400.00 for an aggregate of 12,240 shares of Common Stock. Additionally, Mr. Davis paid an aggregate of $118,750.00 for an aggregate of 9,500 shares of Common Stock in over-the-counter transactions through a standard brokerage account maintained by Mr. Davis with Bear, Stearns Securities Corp. All shares were purchased with personal funds of Mr. Davis."

          B. The information set forth in the following paragraph was added to the disclosure in this Item 3 pursuant to Amendment No. 1, and is restated herein as required pursuant to Rule 13d-2(c).

         "On May 10, 1993, Mr. Davis and Mrs. Davis paid (excluding commissions) $157,500.00 for a total of 10,000 shares of Common Stock in an over-the-counter transaction through a standard brokerage account maintained by Mr. and Mrs. Davis with Herzog, Heine, Geduld, Inc. All such shares were purchased with personal funds of Mr. and Mrs. Davis."

          C. Item 3 of the Statement is hereby further supplemented by the addition of the following information:

         "Mr. and Mrs. Davis paid an aggregate of $36,292.00 for an aggregate of 5,800 shares of Common Stock, and Mr. Davis paid an aggregate of $13,880.00 for an aggregate of 2,000


                               Page 5 of 10 Pages
    shares of Common Stock. All such shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All such shares were purchased with personal funds of Mr. and Mrs Davis."

Item 4.   PURPOSE OF TRANSACTION.

          A. The information set forth in the following paragraphs was disclosed in Item 4 pursuant to Amendment No. 2, and is restated herein pursuant to Rule 13d-2(c).

         "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Mid-Iowa. However, Mr. and Mrs. Davis now believe that their investment in the Common Stock would substantially appreciate in value through Mid-Iowa's participation in an acquisition transaction. In a letter dated July 29, 1995 to Mid-Iowa's Board of Directors, a copy of which is attached hereto as Exhibit No. 2, Mr. Davis conveys his belief that the currently strong mergers and acquisitions environment in the banking industry provides Mid-Iowa's management with a tremendous opportunity to realize a considerable increase in the value of Mid-Iowa's Common Stock through its acquisition by a larger financial institution.

         In his letter, Mr. Davis states his view that Mid-Iowa's Common Stock would substantially increase in value through its acquisition, and that its Board of Directors owes a fiduciary obligation to Mid-Iowa's shareholders to pursue such an opportunity, rather than focusing on traditional operations which cannot provide similar returns. On August 2, 1995, Mr. Davis sent additional news items to Mid-Iowa's Board of Directors, copies of which are attached hereto as Exhibit No. 3, which further supports the opinions expressed in his July 29th letter. Mr. Davis plans to engage in further communications and discussions with Mid-Iowa's management, Board of Directors and other shareholders regarding the matters discussed in his letter.

         Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
    Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."


                               Page 6 of 10 Pages

          B. Item 4 of the Statement is hereby further supplemented by the addition of the following information:

         "The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which such shares of Common Stock were required."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

         "(a) The aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Davis for the purpose of this Statement is 81,252, representing 4.84 percent of the outstanding shares of Common Stock, based on 1,675,988 shares of Common Stock disclosed by Mid-Iowa as outstanding on January 28, 1997. Additionally, Mid-Iowa disclosed that since its initial public offering of shares of Common Stock it has authorized several separate stock dividends, including a stock split and several stock repurchases. All shares of Common Stock are jointly held in the name of Mr. and Mrs. Davis.

         (b)  Subject to the matters referred to in paragraph
    (a) hereof, Mr. and Mrs. Davis have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 81,252 shares jointly held by them."

          B. The information set forth the following paragraph was disclosed in paragraph (c) of Item 5 pursuant to Mr. Davis' original Statement, and is restated herein pursuant to Rule 13d-2(c).

         "(c) A description of all transactions in the shares of Common Stock which have been effected by Mr. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference."

          C. The information set forth the following paragraph was added to the disclosure in paragraph (c) of Item 5 pursuant to Amendment No. 1, and is restated herein as required pursuant to the provisions of Rule 13d-2(c).

         "(c) A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis since October 30, 1992 (the date of the Statement) is set forth in Schedule A attached hereto and is incorporated herein by reference."


                               Page 7 of 10 Pages

          D. Paragraph (c) of Item 5 of the Statement is hereby supplemented by the addition of the following:

         "A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis since August 7, 1995 (the execution date of the Amendment No. 2 to the Statement) is set forth in Schedule A attached hereto and is incorporated herein by reference."

         E. Item 5 of the Statement is hereby supplemented by adding paragraph (e) to read in its entirety as follows:

         "Mr. and Mrs. Davis ceased to be beneficial owners of more than 5% of the Common Stock of Mid-Iowa on January 28, 1997. Mr. and Mrs. Davis presently own 4.84% of the outstanding shares of Common Stock of Mid-Iowa."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 pursuant to Amendment No. 1, and is restated herein pursuant to Rule 13d-2(c).

         "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Mid-Iowa."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
1 to the Statement was disclosed in Amendment No. 1, and is restated herein pursuant to Rule 13d-2(c).

         "1.  Joint Filing Agreement between Jerome H. Davis and
    Susan B. Davis."

          B.   The information set forth below regarding Exhibits
2 and 3 to the Statement was disclosure in Amendment No. 2, and is restated herein as required pursuant to Rule 13d-2(c).

         "2. Letter dated July 29, 1995 from Jerome H. Davis to the Board of Directors of Mid-Iowa Financial Corp.

         3.  News articles sent by Jerome H. Davis to the Mid-
    Iowa Financial Corp.'s Board of Directors on August 2,
    1995."

                       Page 8 of 10 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    1/29/97        Jerome H. Davis
                      Date           (Signature)

                    1/29/97        Susan B. Davis
                      Date           (Signature)








































                       Page 9 of 10 Pages

                        Schedule A
          Information with Respect to Transactions in the
           Common Stock of Mid-Iowa Financial Corp. by
              Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis:

1.  9/25/92     12,240         $10.00           Mid-     Stock
                                                Iowa     Subsc-
                                                         ription

2. 10/29/92      5,000          12.50           OTC      **<F4>

3. 10/30/92      4,500          12.50           OTC      **<F4>

4.  1/13/97      2,000           6.94           OTC      **<F4>

5.  1/28/97    (2,000)          7.81           OTC      **<F4>

Mr. and Mrs. Davis:

6.  5/10/93     10,000          15.75           OTC      **<F4>

7.  7/25/96      4,800           6.19           OTC      **<F4>

8. 12/18/96      1,000           6.58           OTC      **<F4>

9.  1/27/97     (22,500)         7.69           OTC      **<F4>

10. 1/28/97     (4,800)          7.81           OTC      **<F4>

11. 1/28/97     (1,000)          7.81           OTC      **<F4>
__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.

          The transactions listed in Nos. 4, 5, and 7-11 have not been previously reported on Schedule A.

                        Page 10 of 10 Pages